UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2020

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2020 and 2019	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2020	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2020	12-32

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In

our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Plan’s auditor since 2003.

/S/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 22, 2021

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2020	2019
Assets
Investments:
Investments, at fair value (see Note 5)	$3,260,815,194	$3,670,882,017
Investments, at contract value (see Note 6)	487,325,384	502,317,046
Total investments	$3,748,140,578	$4,173,199,063

Receivables:
Accrued interest and dividends	1,587,077	2,147,616
Notes receivable from participants	48,417,112	61,682,151
Due from brokers	15,604,559	56,671,193
Total receivables	65,608,748	120,500,960
Total assets	3,813,749,326	4,293,700,023

Liabilities
Administrative expenses payable	2,160,954	1,154,702
Due to brokers	60,272,078	25,290,602
Total liabilities	62,433,032	26,445,304

Net assets available for benefits	$3,751,316,294	$4,267,254,719

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2020
Additions:
Contributions:
Employer	$42,313,146
Participant	138,689,007
Total contributions	181,002,153

Investment Income:
Interest and dividends	59,009,219
Net change in fair value of investments	161,620,311
Total investment income	220,629,530

Interest income on notes receivable from participants	2,754,110

Deductions:
Distributions to participants	(339,930,959)
Administrative expenses	(6,332,953)
Total deductions	(346,263,912)

Increase in net assets available for benefits	58,121,881

Transfers out of Plan (see Note 1)	(574,060,306)

Net assets available for benefits, beginning of year	4,267,254,719

Net assets available for benefits, end of year	$3,751,316,294

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Beginning April 2019 Plan assets are held in trust under an arrangement with Fidelity Management Trust. Prior to April 2019, Plan assets were held in trust under an arrangement with State Street Bank & Trust Company.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employers not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. A participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FE common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. FE matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $30.61 and $48.60 at December 31, 2020 and 2019, respectively. The valuation per unit of the FE Common Stock Fund was $37.43 and $59.29 at December 31, 2020 and 2019, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus one percent (1%). The range of interest rates on outstanding loan balances during the year ended December 31, 2020 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act which allowed payments on loans to be suspended through December 31, 2020 without causing such loan to become delinquent and go into default.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 72 or 70 ½ for participants who reached 70 ½ before January 1, 2020) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

The Plan adopted certain provisions of the CARES Act which allowed, in accordance with Section 2202(a) of the CARES Act, participants to take up to a $100,000 distribution for qualifying reasons associated with the COVID-19 pandemic from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Plan Transfers

On March 31, 2018, FirstEnergy Solutions Corp, including its subsidiaries and FirstEnergy Nuclear Operating Company (FES Debtors) announced that, in order to facilitate an orderly financial restructuring, they filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Ohio. On February 27, 2020, the FES Debtors effectuated their plan of reorganization and emerged from bankruptcy. Employees of the FES Debtors exited from the Plan on February 27, 2020 and approximately $574 million of FES Debtors participant employee's assets were transferred out of the Plan.

Subsequent Events

Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recent Accounting Pronouncements

There were no recent accounting pronouncements not yet adopted which have a material impact on the Plan.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2020 or 2019, or during the year ended December 31, 2020.

There were no changes in valuation methodologies for assets measured at fair value during 2020.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,802,267,672	$1,802,267,672

FE Common Stock Fund
FE Common Stock	297,695,320	—	297,695,320
Cash and Cash Equivalents	—	1,240,357	1,240,357
Total FE Common Stock Fund	297,695,320	1,240,357	298,935,677

Registered Investment Companies	725,469,457	272,761,708	998,231,165

Self-Managed Brokerage Accounts[1]	—	161,380,680	161,380,680

Total Investments at Fair Value[2]	$1,023,164,777	$2,237,650,417	$3,260,815,194

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2019
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,834,496,249	1,834,496,249

FE Common Stock Fund
FE Common Stock	528,965,705	—	528,965,705
Cash and Cash Equivalents	—	1,441,037	1,441,037
Total FE Common Stock Fund	528,965,705	1,441,037	530,406,742

Registered Investment Companies	852,898,759	298,836,932	1,151,735,691

Self-Managed Brokerage Accounts[1]	—	154,243,335	154,243,335

Total Investments at Fair Value [2]	$1,381,864,464	$2,289,017,553	$3,670,882,017

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent (0%). Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2020 and 2019:

	2020	2019

Short-term investment fund	$18,769,615	$76,336,361
Synthetic GICs	468,555,769	425,980,685
Total Investments at contract value	$487,325,384	$502,317,046

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments beginning April 2019. Fidelity Management Trust, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds that were managed by State Street Global Advisors through March 2019. State Street Bank & Trust Company, a related company, was then the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Pacific Investment Management Company (PIMCO) is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2020 and 2019, and for the year ended December 31, 2020:

	2020	2019

Net assets available for benefits per the financial statements	$3,751,316,294	$4,267,254,719
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	16,010,866	4,343,215
Net assets available for benefits per Form 5500	$3,767,327,160	$4,271,597,934

Total investment income and interest income on notes receivable
from participants per the financial statements	$223,383,640
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	11,667,651
Investment income per Form 5500	$235,051,291

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FE COMMON STOCK FUND	FirstEnergy common stock	**	$298,935,677
*	FIDELITY PURITAN FUND	Balanced fund	**	145,662,310
	BLACKROCK ACWI EX US - M	International stocks	**	31,115,923
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	77,013,439
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	27,570,911
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	200,651,082
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	164,811,593
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	159,716,213
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	111,801,848
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	70,622,386
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	49,124,107
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	54,025,203
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	65,847,042
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	48,997,920
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	21,255,342
	BLACKROCK LIFEPATH INDEX 2065 FUND L	Blend of stocks, fixed income	**	1,664,583
	DODGE & COX INTERNATIONAL FUND	International stocks	**	25,572,190
	SELF-MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	161,380,680
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	35,541,354
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	16,071,808
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	125,883,864
	MID CAP VALUE - I	Mid cap value stocks	**	45,457,333
	EQUITY INDEX - J	Large cap stocks	**	845,788,485

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	18,769,615
	ABBVIE INC SR UNSEC SMR	CORPORATE - 3.20%, 2026	**	222,097
	ABU DHABI GOVT	GOVT-NON US - 2.50%, 2022	**	2,285,753
	AIA GROUP LTD SR UNSEC 144A	CASH EQUIVALENT - 0.76%, 2021	**	2,199,935
	AIG GLOBAL FUNDING SEC 144A	CASH EQUIVALENT - 0.71%, 2021	**	1,202,434
	AMERICAN ELECTRIC POWER SR UNSEC	CORPORATE - 0.71%, 2023	**	601,184
	AMERICAN ELECTRIC POWER SR UNSEC	CORPORATE - 0.75%, 2023	**	501,416
	ANDREW W MELLON FOUNDATION UNSEC	CORPORATE - 0.95%, 2027	**	1,402,806
	APPLE INC SR UNSEC	CORPORATE - 1.70%, 2022	**	1,850,138
	AT&T INC	CORPORATE - 2.55%, 2033	**	2,332,736
	AVIATION CAPITAL GROUP SR UNSEC 144A	CORPORATE - 0.88%, 2021	**	1,883,701
	BANK 2018-BN12 ASB	MORTGAGE - 4.17%, 2061	**	1,386,007
	BANK 2019-BN21 ASB	MORTGAGE - 2.81%, 2052	**	1,667,241
	BANK 2020-BN25 A5	MORTGAGE - 2.65%, 2063	**	1,098,634
	BANK 2020-BN26 A4 WM29 WC3.5017	MORTGAGE - 2.40%, 2063	**	1,077,286

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORP SR UNSEC	CORPORATE - 3.00%, 2023	**	1,044,884
	BANK OF AMERICA CORP SR UNSEC SOFR	CORPORATE - 1.20%, 2026	**	2,536,985
	BANK OF NY MELLON CORP SR UNSEC	CORPORATE - 1.60%, 2025	**	2,199,999
	BANQUE FED CRED MUTUEL SR UNSEC 144A	CASH EQUIVALENT - 1.18%, 2023	**	1,832,540
	BARCLAYS PLC SR UNSEC	CORPORATE - 2.65%, 2031	**	730,318
	BARCLAYS PLC SR UNSEC SOFR	CORPORATE - 2.85%, 2026	**	1,723,028
	BAT CAPITAL CORP SR UNSEC	CORPORATE - 3.22%, 2024	**	217,684
	BAT INTL FINANCE PLC SR UNSEC	CORPORATE - 1.67%, 2026	**	1,128,929
	BAY AREA CA TOLL AUTH	MUNICIPALS - 2.57%, 2031	**	1,623,036
	BMARK 2019-B14 ASB	MORTGAGE - 2.96%, 2062	**	1,559,231
	BNP PARIBAS 144A	CORPORATE - 2.82%, 2025	**	1,921,929
	CA ST UNIV-D	MUNICIPALS - 1.69%, 2029	**	1,206,795
	CANADIAN IMPERIAL BANK SR UNSEC SOFR	CORPORATE - 0.88%, 2023	**	1,716,638
	CASH COLLATERAL ICE BOS USD	CASH EQUIVALENT - 0.00%, 2060	**	12,000
	CDX IG35 5Y ICE	CREDIT DEFAULT SWAP - 1.00%, 2025	**	9,176
	CGCMT 2013-GC11 AAB	CASH EQUIVALENT - 2.69%, 2046	**	358,220
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	MORTGAGE - 2.98%, 2048	**	1,340,636
	COMM 2013-CR11 ASB WM23 WC5.205219817	MORTGAGE - 3.66%, 2050	**	894,678
	COMM 2014-CR19 ASB WM14	MORTGAGE - 3.50%, 2047	**	1,415,885
	COMM 2014-UBS6 ASB WM14	MORTGAGE - 3.39%, 2047	**	1,520,436
	COMM 2015-CR23 A3 WM15	MORTGAGE - 3.23%, 2048	**	1,903,175
	COMM 2015-CR23 ASB WM15	MORTGAGE - 3.26%, 2048	**	1,102,759
	COMM 2015-DC1 ASB WM15	MORTGAGE - 3.14%, 2048	**	1,338,509
	COMM 2015-LC19 ASB	MORTGAGE - 3.04%, 2048	**	1,142,813
	COMM 2015-LC21 ASB	MORTGAGE - 3.42%, 2048	**	2,102,455
	COMM 2018-COR3 A3 WM28 WC4.57635829	MORTGAGE - 4.23%, 2051	**	1,193,731
	COMM 2019-GC44 ASB	MORTGAGE - 2.87%, 2057	**	1,665,322
	COOPERATIEVE RABOBANK UA SR NONPREF 144A	CORPORATE - 1.34%, 2026	**	1,533,541
	COOPERATIEVE RABOBANK UA SR UNSEC 144A	CASH EQUIVALENT - 1.11%, 2023	**	2,026,449
	CRED SUIS GP FUN LTD SR UNSEC	CORPORATE - 3.80%, 2023	**	377,503
	CREDIT SUISSE GROUP AG SR UNSE 144A SOFR	CORPORATE - 2.19%, 2026	**	2,093,679
	CSAIL 2015-C1 ASB WM15	MORTGAGE - 3.35%, 2050	**	914,100
	CSAIL 2017-CX9 ASB	MORTGAGE - 3.26%, 2050	**	1,095,581
	DALLAS AREA RAPID TRN	MUNICIPALS - 1.35%, 2027	**	101,343
	DASNY -REV - F	MUNICIPALS - 3.03%, 2033	**	1,139,777
	DELL INT LLC / EMC CORP 144A	CORPORATE - 6.10%, 2027	**	628,092
	DELL INTL LLC / EMC 144A SMR	CORPORATE - 6.02%, 2026	**	610,970

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DEUTSCHE BANK NY SR UNSEC	CORPORATE - 4.25%, 2021	**	1,853,273
	DISCOVER FINANCIAL SVS SR UNSEC	CORPORATE - 3.20%, 2021	**	3,060,914
	EL PASO PIPELINE PART OP SR UNSEC	CORPORATE - 4.30%, 2024	**	1,667,194
	ENBRIDGE INC SR UNSEC	CORPORATE - 2.90%, 2022	**	625,814
	ENTERGY LOUISIANA LLC 1ST MTGE SEC	CORPORATE - 0.62%, 2023	**	1,003,729
	EUROPEAN INVESTMENT BANK SR UNSEC	CASH EQUIVALENT - 2.00%, 2021	**	2,767,268
	FED HOME LN BK BD (1.331MMM)	CORPORATE - 3.38%, 2023	**	2,734,411
	FED HOME LN BK GLBL BD (1MMM)	CORPORATE - 1.50%, 2024	**	3,466,217
	FED HOME LN MTGE GLBL NT (1.25MMM)	CASH EQUIVALENT - 0.69%, 2025	**	8,113,715
	FED HOME LN MTGE GLBL NT (5MMM)	CORPORATE - 0.38%, 2025	**	7,993,879
	FHA 221D4 P4/02 GREY 54 NCP	MORTGAGE - 7.43%, 2023	**	65
	FHLMC GOLD 30YR #Q3-1614	MORTGAGE - 3.00%, 2045	**	1,724,863
	FHLMC GOLD 30YR #Q3-3509	MORTGAGE - 3.00%, 2045	**	419,364
	FHLMC GOLD 30YR GNT #G0-8687	MORTGAGE - 3.50%, 2046	**	3,319,615
	FHLMC GOLD 30YR GNT #G0-8693	MORTGAGE - 3.50%, 2046	**	83,536
	FHLMC GOLD 30YR GNT #G0-8823	MORTGAGE - 3.50%, 2048	**	1,794,232
	FHLMC GOLD 30YR GNT #G0-8841	MORTGAGE - 3.50%, 2048	**	471,578
	FHLMC GOLD 30YR GNT #G0-8857	CASH EQUIVALENT - 4.00%, 2049	**	2,003,066
	FHMS K065 A1 WM27 WC4.3550	MORTGAGE - 2.86%, 2026	**	1,337,108
	FHMS K070 A1	MORTGAGE - 3.03%, 2027	**	3,922,835
	FHR 2666 OD PAC WM23 WC5.84	CASH EQUIVALENT - 5.50%, 2023	**	154,540
	FHR 2739 PG PAC WM33 WC5.552	MORTGAGE - 5.00%, 2034	**	507,454
	FHR 2950 FN 1MLIB+45	CASH EQUIVALENT - 0.61%, 2035	**	120,160
	FHR 3185 GT SEQ WM26 WC6.43	MORTGAGE - 6.00%, 2026	**	88,894
	FHR 3225 HF 1MLIB+51BP	CASH EQUIVALENT - 0.67%, 2036	**	154,958
	FHR 3311 FN 1MLIB+30BP	CASH EQUIVALENT - 0.46%, 2037	**	53,318
	FHR 3318 FL 1MLIB+40	CASH EQUIVALENT - 0.56%, 2037	**	143,868
	FHR 3339 FL 1MLIB+58	CASH EQUIVALENT - 0.74%, 2037	**	114,562
	FHR 3355 BF 1MLIB+70	CASH EQUIVALENT - 0.86%, 2037	**	182,942
	FHR 3368 AF 1MLIB+72	CASH EQUIVALENT - 0.88%, 2037	**	25,188
	FHR 3666 FC 1MLIB+73	CASH EQUIVALENT - 0.89%, 2040	**	69,871
	FHR 3699 FD VA 1MLIB+60	CASH EQUIVALENT - 0.76%, 2040	**	224,742
	FHR 3740 DF 1MLIB+48	CASH EQUIVALENT - 0.64%, 2040	**	394,431
	FHR 3743 FA 1MLIB+60	CASH EQUIVALENT - 0.76%, 2040	**	584,227
	FHR 3747 WF VA 1MLIB+48	CASH EQUIVALENT - 0.64%, 2040	**	542,845
	FHR 3751 FG 1MLIB+50	CASH EQUIVALENT - 0.66%, 2050	**	88,226
	FHR 3843 FE 1MLIB+55BP	CASH EQUIVALENT - 0.71%, 2041	**	761,732
	FHR 3843 FG 1MLIB+55BP	CASH EQUIVALENT - 0.71%, 2041	**	761,732
	FHR 3977 FB 1MLIB+52BP	CASH EQUIVALENT - 0.68%, 2041	**	906,737

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3984 DF 1M LIBOR +55BP	CASH EQUIVALENT - 0.71%, 2042	**	943,636
	FHR 4400 FA 1MLIB + 40 BP	CASH EQUIVALENT - 0.56%, 2041	**	538,473
	FHR 4736 CD WM39 WC4.9483	MORTGAGE - 3.00%, 2046	**	864,999
	FHR 4961 A WM49 WC3.4770	CASH EQUIVALENT - 2.50%, 2034	**	442,643
	FHR 4989 FA 1MLIB+35BP	CASH EQUIVALENT - 0.50%, 2040	**	263,977
	FHR 4989 FB 1MLIB+35BP	CASH EQUIVALENT - 0.50%, 2040	**	265,038
	FL ST BRD OF ADMIN	CASH EQUIVALENT - 2.64%, 2021	**	1,118,509
	FN ARM AL7090 H15T1Y+222.2 9.473	CASH EQUIVALENT - 2.63%, 2037	**	427,955
	FNA 2017-M8 A1 WM27 WC4.598	MORTGAGE - 2.65%, 2027	**	1,134,537
	FNMA GLBL NT (2MMM)	CORPORATE - 2.38%, 2023	**	2,311,396
	FNMA GLBL NT (2MMM)	CORPORATE - 1.63%, 2024	**	6,019,229
	FNMA PASS THRU 15YR #MA3897	MORTGAGE - 3.00%, 2035	**	1,156,899
	FNMA PASS THRU 20YR #254916	CASH EQUIVALENT - 5.50%, 2023	**	55,283
	FNMA PASS THRU 20YR #255075	CASH EQUIVALENT - 5.50%, 2024	**	65,946
	FNMA PASS THRU 20YR #AL6722	CASH EQUIVALENT - 5.00%, 2030	**	1,064,352
	FNMA PASS THRU 30YR #848210	CASH EQUIVALENT - 5.50%, 2035	**	132,304
	FNMA PASS THRU 30YR #884863	MORTGAGE - 5.50%, 2036	**	115,832
	FNMA PASS THRU 30YR #890365	CASH EQUIVALENT - 5.50%, 2041	**	141,635
	FNMA PASS THRU 30YR #938504	CASH EQUIVALENT - 5.50%, 2037	**	65,086
	FNMA PASS THRU 30YR #BK8819	CASH EQUIVALENT - 4.00%, 2048	**	1,574,977
	FNMA PASS THRU 30YR #BK8893	CASH EQUIVALENT - 4.00%, 2048	**	1,286,140
	FNMA PASS THRU 30YR #BN3956	CASH EQUIVALENT - 4.00%, 2049	**	3,044,141
	FNMA PASS THRU 30YR #FM3241	MORTGAGE - 3.00%, 2050	**	4,050,039
	FNMA TBA 2.0% FEB 15YR	MORTGAGE - 2.00%, 2036	**	4,676
	FNMA TBA 2.0% FEB 30YR	MORTGAGE - 2.00%, 2051	**	61,547
	FNMA TBA 2.0% JAN 15YR	MORTGAGE - 2.00%, 2036	**	50,988
	FNMA TBA 2.0% JAN 30YR	MORTGAGE - 2.00%, 2051	**	25,447
	FNMA TBA 2.0% MAR 15YR	MORTGAGE - 2.00%, 2036	**	5,738
	FNMA TBA 2.0% MAR 30YR	MORTGAGE - 2.00%, 2051	**	30,388
	FNMA TBA 2.5% FEB 30YR	MORTGAGE - 2.50%, 2051	**	610,781
	FNMA TBA 2.5% JAN 30YR	MORTGAGE - 2.50%, 2051	**	140,750
	FNMA TBA 2.5% MAR 30YR	MORTGAGE - 2.50%, 2051	**	160,652
	FNR 2005-13 FA 1MLIB+45	CASH EQUIVALENT - 0.60%, 2035	**	346,974
	FNR 2005-29 JB WM33 WC7.0709	MORTGAGE - 4.50%, 2035	**	188
	FNR 2006-129 FM 1MLIB+25	CASH EQUIVALENT - 0.40%, 2037	**	49,902
	FNR 2007-109 GF 1MLIB+68	CASH EQUIVALENT - 0.83%, 2037	**	415,082
	FNR 2007-25 FB 1MLIB+33BP	CASH EQUIVALENT - 0.48%, 2037	**	28,558
	FNR 2007-27 FA 1MLIB+31BP	CASH EQUIVALENT - 0.46%, 2037	**	15,227
	FNR 2007-38 FC 1MLIB+42	CASH EQUIVALENT - 0.57%, 2037	**	108,798

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2007-70 FA 1MLIB+35BP	CASH EQUIVALENT - 0.50%, 2037	**	75,149
	FNR 2008-12 FA 1MLIB+67BP FRN	CASH EQUIVALENT - 0.82%, 2038	**	641,770
	FNR 2010-111 FC 1MLIB+52	CASH EQUIVALENT - 0.67%, 2040	**	85,829
	FNR 2010-115 FM 1MLIB+50	CASH EQUIVALENT - 0.65%, 2040	**	577,678
	FNR 2010-117 FE 1MLIB+40BP	CASH EQUIVALENT - 0.55%, 2040	**	52,439
	FNR 2010-135 LF 1MLIB+45	CASH EQUIVALENT - 0.60%, 2040	**	274,039
	FNR 2010-2 GF 1MLIB+55BP	CASH EQUIVALENT - 0.70%, 2049	**	115,782
	FNR 2015-79 FE 1MLIB+25BP	CASH EQUIVALENT - 0.40%, 2045	**	1,252,926
	FNR 2015-87 BF 1MLIB+30BP	CASH EQUIVALENT - 0.45%, 2045	**	794,106
	FNR 2016-11 CF 1MLIB+35BP	CASH EQUIVALENT - 0.50%, 2046	**	1,461,151
	FNR 2016-40 AF 1MLIB+45BP	CASH EQUIVALENT - 0.60%, 2046	**	1,303,494
	FNR 2016-64 KF WM38 WC3.3381	CASH EQUIVALENT - 0.62%, 2046	**	1,269,741
	FNR 2016-82 FM 1MLIB+40BP	CASH EQUIVALENT - 0.55%, 2046	**	1,698,852
	FNR 2016-87 AF 1MLIB+40BP	CASH EQUIVALENT - 0.55%, 2046	**	1,955,290
	GNMA II MULTPL SGL 30YR #MA3105M	MORTGAGE - 3.50%, 2045	**	3,117,663
	GNMA II TBA 2.5% FEB 30YR JMBO	MORTGAGE - 2.50%, 2051	**	68,418
	GNMA II TBA 2.5% JAN 30YR JMBO	MORTGAGE - 2.50%, 2051	**	86,957
	GNMA II TBA 2.5% MAR 30YR JMBO	MORTGAGE - 2.50%, 2051	**	36,195
	GOLDMAN SACHS GROUP INC SR UNSEC	CORPORATE - 4.00%, 2024	**	1,000,028
	GOLDMAN SACHS GROUP INC SR UNSEC	CORPORATE - 3.69%, 2028	**	4,696,144
	GSMS 2015-GC32 A3 WM15	MORTGAGE - 3.50%, 2048	**	980,787
	GSMS 2019-GSA1 AAB	MORTGAGE - 2.99%, 2052	**	2,232,058
	HARLEY-DAVIDSON FINL SER 144A SR UNSEC	CORPORATE - 1.17%, 2021	**	1,801,134
	HAWAII ST-GB	MUNICIPALS - 0.85%, 2025	**	1,012,935
	HSBC HOLDINGS PLC SR UNSEC	CORPORATE - 3.60%, 2023	**	1,400,805
	HSBC HOLDINGS PLC SR UNSEC	CORPORATE - 3.95%, 2024	**	2,162,156
	IMPERIAL BRANDS FIN PLC SR UNSEC 144A	CORPORATE - 3.13%, 2024	**	1,293,612
	IMPERIAL BRANDS FINANCE	CORPORATE - 3.50%, 2023	**	842,744
	ING GROEP NV SR UNSEC	CORPORATE - 4.10%, 2023	**	1,434,658
	INTERCONTINENTALEXCHANGE SR UNSEC SMR	CORPORATE - 0.87%, 2023	**	1,404,754
	JACKSON NATL LIFE GLOBAL SEC 144A	CASH EQUIVALENT - 3.30%, 2021	**	1,520,897
	JPMBB 2013-C17 ASB WM23 WC4.9082	MORTGAGE - 3.71%, 2047	**	886,442
	JPMBB 2014-C22 ASB WM24 WC4.580566404	MORTGAGE - 3.50%, 2047	**	1,350,189
	JPMBB 2015-C27 ASB	MORTGAGE - 3.02%, 2048	**	1,374,715
	JPMORGAN CHASE & CO SR UNSEC	CORPORATE - 3.56%, 2024	**	967,574
	JPMORGAN CHASE & CO SR UNSEC	CORPORATE - 3.78%, 2028	**	3,239,087
	JPMORGAN CHASE & CO UNSEC	CORPORATE - 3.90%, 2025	**	1,945,648
	KINDER MORGAN ENER PART	CORPORATE - 3.95%, 2022	**	2,190,300
	KOREA DEVELOPMENT BANK SRUNSEC	CASH EQUIVALENT - 0.57%, 2023	**	1,601,132

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	KOREA EXPRESSWAY CORP SR UNSEC 144A	CASH EQUIVALENT - 3.63%, 2021	**	720,087
	LLOYDS BANKING GROUP PLC SR UNSEC	CORPORATE - 3.57%, 2028	**	1,698,380
	LLOYDS BANKING GROUP PLC SR UNSEC	CORPORATE - 4.55%, 2028	**	2,308,252
	LOS ANGELES CO REDEV	MUNICIPALS - 2.00%, 2023	**	1,984,140
	MITSUBISHI UFJ FIN GRP SR UNSEC	CORPORATE - 1.41%, 2025	**	2,062,451
	MIZUHO FINANCIAL GROUP SR UNSEC	CORPORATE - 3.92%, 2024	**	3,608,004
	MORGAN STANLEY SR UNSEC SOFR	CORPORATE - 0.79%, 2023	**	1,808,443
	MSBAM 2013-C13 ASB WM23 WC4.922172434	MORTGAGE - 3.56%, 2046	**	598,429
	MSBAM 2014-C16 A4 WM23 C4.78111	MORTGAGE - 3.60%, 2047	**	2,187,880
	MSBAM 2015-C20 ASB WM24 WC4.486757058	MORTGAGE - 3.07%, 2048	**	1,049,668
	NATIONAL SECS CLEARING SR UNSEC 144A	CORPORATE - 0.40%, 2023	**	1,203,155
	NATWEST GROUP PLC SR UNSEC	CORPORATE - 3.88%, 2023	**	1,090,672
	NEW YORK LIFE GLOBAL FDG SEC 144A	CASH EQUIVALENT - 0.49%, 2022	**	2,005,776
	NEW YORK ST URBAN DEV	MUNICIPALS - 1.35%, 2026	**	2,045,669
	NISSAN MOTOR CO SR UNSEC 144A	CORPORATE - 4.35%, 2027	**	1,333,469
	NYC TRANS FIN AUTH-B2	MUNICIPALS - 3.25%, 2023	**	1,934,673
	OVERSEA-CHINESE BANKING SR UNSEC 144A	CASH EQUIVALENT - 0.67%, 2021	**	800,961
	PACIFIC GAS & ELECTRIC	CORPORATE - 1.60%, 2021	**	901,405
	PACIFIC GAS & ELECTRIC SEC SMR	CORPORATE - 1.70%, 2022	**	1,100,928
	PETRONAS CAPITAL LTD 144A GTD	CORPORATE - 3.50%, 2030	**	865,799
	PRIVATE EXPORT FUNDING SR UNSEC 144A	CASH EQUIVALENT - 2.65%, 2021	**	2,417,638
	PROTECTIVE LIFE GLOBAL SEC 144A	CORPORATE - 1.08%, 2023	**	1,526,948
	REYNOLDS AMERICAN INC SR UNSEC SMR	CORPORATE - 4.45%, 2025	**	228,090
	SAN JOSE REDEV-A-T	MUNICIPALS - 3.13%, 2028	**	888,978
	SANTANDER HOLDINGS USA SR UNSEC	CORPORATE - 4.50%, 2025	**	1,259,003
	SANTANDER UK GROUP HLDGS SR UNSEC	CORPORATE - 2.88%, 2021	**	1,529,150
	SANTANDER UK PLC SR UNSEC	CORPORATE - 2.88%, 2024	**	1,071,903
	SAUDI INTERNATIONAL BOND	GOVT-NON US - 2.88%, 2023	**	3,157,207
	SINOPEC GRP DEV 2018 SR UNSEC 144A	CORPORATE - 2.50%, 2024	**	522,585
	SLCLT 2005-2 A3 3MLIB+11BP	CASH EQUIVALENT - 0.33%, 2027	**	59,158
	SLCLT 2006-1 A5 3MLIB+11BP	CASH EQUIVALENT - 0.33%, 2027	**	385,175
	SLCLT 2006-2 A5 3MLIB+10BP	CASH EQUIVALENT - 0.32%, 2026	**	91,015
	SLMA 2005-4 A3	CASH EQUIVALENT - 0.33%, 2027	**	550,242
	SLMA 2005-7 A4 3MLIB+15BP	CASH EQUIVALENT - 0.36%, 2029	**	532,480
	SLMA 2005-8 A4 3MLIB	CASH EQUIVALENT - 0.76%, 2028	**	30,034
	SLMA 2007-1 A5 3MLIB+9	CASH EQUIVALENT - 0.30%, 2026	**	173,669
	SOCIETE GENERALE SR NON-PREFERRED 144A	CORPORATE - 2.63%, 2025	**	1,490,604

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	STANDARD CHARTERED PL SR UNSEC 144A SOFR	CORPORATE - 1.34%, 2023	**	1,411,313
	STANFORD UNIVERSITY UNSEC	CORPORATE - 1.29%, 2027	**	927,786
	STATE OF QATAR SR UNSEC 144A	GOVT-NON US - 3.88%, 2023	**	1,294,940
	STIF FUND (EUR) (FIDELITY)	CASH EQUIVALENT - 0.00%, 2030	**	1
	STIF FUND (GBP) (FIDELITY)	CASH EQUIVALENT - 0.00%, 2030	**	1
	STIF FUND (JPY) (FIDELITY)	CASH EQUIVALENT - 0.00%, 2030	**	—
	STIF FUND (USD) (FIDELITY)	CASH EQUIVALENT - 0.08%, 2030	**	594,580
	SUMITOMO MITSUI FINL GRP SR UNSEC	CASH EQUIVALENT - 2.44%, 2021	**	3,056,167
	SUMITOMO MITSUI FINL GRP SR UNSEC	CORPORATE - 2.45%, 2024	**	1,068,918
	SUNTORY HOLDINGS LTD SR UNSEC 144A	CORPORATE - 2.25%, 2024	**	1,782,910
	SUTTER HEALTH UNSEC	CORPORATE - 1.32%, 2025	**	916,629
	TX TRANSPRTN COM-REF	MUNICIPALS - 4.00%, 2033	**	1,396,941
	U S TREASURY BILLS	CASH EQUIVALENT - 0.00%, 2021	**	43,964,425
	U S TREASURY BILLS	CASH EQUIVALENT - 0.00%, 2021	**	840,454
	U S TREASURY BILLS	CASH EQUIVALENT - 0.00%, 2021	**	651,476
	U S TREASURY BILLS	CASH EQUIVALENT - 0.00%, 2021	**	12,431,451
	U S TREASURY BILLS	CASH EQUIVALENT - 0.00%, 2021	**	48,044,308
	U S TREASURY NOTE	CASH EQUIVALENT - 1.75%, 2021	**	11,383,828
	U S TREASURY NOTE	CASH EQUIVALENT - 1.63%, 2021	**	2,019,659
	U S TREASURY NOTE	CASH EQUIVALENT - 1.50%, 2021	**	13,893,556
	U S TREASURY NOTE	CASH EQUIVALENT - 2.13%, 2021	**	12,835,638
	U S TREASURY NOTE	US TREASURY - 0.13%, 2022	**	11,903,039
	U S TREASURY NOTE	US TREASURY - 2.13%, 2022	**	6,231,654
	U S TREASURY NOTE	US TREASURY - 1.88%, 2022	**	5,623,299
	U S TREASURY REPO	CASH EQUIVALENT - 0.08%, 2021	**	25,466,618
	UBS GROUP FUNDING SWITZE SR UNSEC 144A	CORPORATE - 2.86%, 2023	**	3,646,144
	UBSBB 2013-C5 AAB WM22 WC4.120420506	CASH EQUIVALENT - 2.69%, 2046	**	527,154
	UBSCM 2017-C7 ASB	MORTGAGE - 3.59%, 2050	**	1,792,157
	UNIV OF CALIFORNIA-BG	MUNICIPALS - 1.32%, 2027	**	1,424,245
	UNIV OF PITTSBURGH PA	CASH EQUIVALENT - 2.32%, 2021	**	3,052,157
	UT ST-BABS-B	MUNICIPALS - 3.54%, 2025	**	2,958,891
	WELLS FARGO & COMPANY SR UNSEC	CORPORATE - 3.00%, 2026	**	1,821,436
	WELLS FARGO & COMPANY SR UNSEC	CORPORATE - 3.55%, 2025	**	3,270,506
	WEYERHAEUSER CO SR UNSEC	CORPORATE - 4.00%, 2030	**	475,518
	WFCM 2015-C26 ASB WM15	MORTGAGE - 2.99%, 2048	**	1,318,593
	WFCM 2015-C29 ASB WM15	MORTGAGE - 3.40%, 2048	**	1,502,945
	WFCM 2015-C30 ASB WM25 WC4.53	MORTGAGE - 3.41%, 2058	**	1,638,240
	WFCM 2016-C35 ASB WM16 WC0.0	MORTGAGE - 2.79%, 2048	**	1,533,876

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WFCM 2017-C42 ASB	MORTGAGE - 3.49%, 2050	**	1,664,203
	WFCM 2018-C44 A5	MORTGAGE - 4.21%, 2051	**	1,777,434
	WISCONSIN-A-REF-TXBL	MUNICIPALS - 1.90%, 2022	**	1,940,128

	Capital Preservation Fund Total			503,336,250

	ARTISAN MIDCAP INVESTOR FUND
	BBH STIF FUND	MONEY MARKET FUND	**	4,757,444
	ADAPTIVE BIOTECH CORP	COMMON STOCKS	**	906,995
	AGILENT TECH INC	COMMON STOCKS	**	2,165,286
	APTIV PLC	COMMON STOCKS	**	3,062,597
	ARGENX SE SPONSORED ADR	COMMON STOCKS	**	3,834,934
	ARISTA NETWORKS INC	COMMON STOCKS	**	3,049,532
	ASCENDIS PHARMA AS SPON A	COMMON STOCKS	**	4,510,899
	ATLASSIAN CORP PLC CLS A	COMMON STOCKS	**	7,272,188
	BALL CORP	COMMON STOCKS	**	2,168,671
	BEYOND MEAT INC	COMMON STOCKS	**	635,875
	BIONTECH SE ADR	COMMON STOCKS	**	1,342,634
	BOSTON BEER COMPANY CL A	COMMON STOCKS	**	1,854,351
	BRIGHT HORIZONS FAMILY SO	COMMON STOCKS	**	878,097
	BURLINGTON STORES INC	COMMON STOCKS	**	3,260,221
	CATALENT INC	COMMON STOCKS	**	5,745,392
	CENTENE CORP	COMMON STOCKS	**	2,664,131
	CERIDIAN HCM HLDG INC	COMMON STOCKS	**	3,279,917
	CHEGG INC	COMMON STOCKS	**	3,944,892
	CHEWY INC	COMMON STOCKS	**	1,374,328
	CHIPOTLE MEXICAN GRILL IN	COMMON STOCKS	**	3,335,038
	CMS ENERGY CORP	COMMON STOCKS	**	2,100,940
	COGNEX CORP	COMMON STOCKS	**	2,026,153
	COUPA SOFTWARE INC	COMMON STOCKS	**	3,081,370
	DATADOG INC CL A	COMMON STOCKS	**	2,361,379
	DEXCOM INC	COMMON STOCKS	**	4,647,011
	EXACT SCIENCES CORP	COMMON STOCKS	**	4,876,294
	FIDELITY NATL INFORM SVCS	COMMON STOCKS	**	2,381,338
	FIRST REPUBLIC BANK	COMMON STOCKS	**	771,823
	FORTIVE CORP	COMMON STOCKS	**	3,817,906
	GENERAC HLDGS INC	COMMON STOCKS	**	2,671,840
	GENMAB AS SP ADR	COMMON STOCKS	**	4,721,073

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GLOBAL PAYMENTS INC	COMMON STOCKS	**	10,033,833
	GUIDEWIRE SOFTWARE INC	COMMON STOCKS	**	2,920,369
	HUBSPOT INC	COMMON STOCKS	**	5,595,354
	IDEX CORPORATION	COMMON STOCKS	**	1,686,029
	IHS MARKIT LTD	COMMON STOCKS	**	2,048,124
	INGERSOLL RAND INC	COMMON STOCKS	**	2,837,522
	IPG PHOTONICS CORP	COMMON STOCKS	**	1,963,981
	IRHYTHM TECH INC	COMMON STOCKS	**	2,031,704
	JFROG LTD	COMMON STOCKS	**	998,997
	LATTICE SEMICONDUCTOR COR	COMMON STOCKS	**	3,008,358
	LYFT INC	COMMON STOCKS	**	968,303
	MATCH GROUP INC	COMMON STOCKS	**	5,083,310
	MSCI INC	COMMON STOCKS	**	2,764,467
	NEW YORK TIMES CO CL A	COMMON STOCKS	**	3,711,236
	NUANCE COMM INC	COMMON STOCKS	**	981,928
	OLLIES BARGAIN OUTLET HLD	COMMON STOCKS	**	1,800,657
	PAGSEGURO DIGITAL LTD CL	COMMON STOCKS	**	3,203,823
	PELOTON INTERACTIVE INC C	COMMON STOCKS	**	3,915,741
	ROKU INC CLASS A	COMMON STOCKS	**	2,734,849
	ROPER TECH INC	COMMON STOCKS	**	2,025,692
	SAGE THERAPEUTICS INC	COMMON STOCKS	**	1,194,703
	SAREPTA THERAPEUTICS INC	COMMON STOCKS	**	1,024,133
	SKYWORKS SOLUTIONS INC	COMMON STOCKS	**	2,892,948
	SVB FINL GROUP	COMMON STOCKS	**	1,293,025
	SYNOPSYS INC	COMMON STOCKS	**	2,799,274
	TAKE-TWO INTERACTV SOFTWR	COMMON STOCKS	**	2,241,015
	TELEDYNE TECH INC	COMMON STOCKS	**	2,618,034
	TRADEWEB MARKETS INC A	COMMON STOCKS	**	2,454,660
	TRIMBLE INC	COMMON STOCKS	**	3,508,430
	TWILIO INC CLASS A	COMMON STOCKS	**	2,155,230
	TYLER TECH INC	COMMON STOCKS	**	2,149,424
	VEEVA SYS INC CL A	COMMON STOCKS	**	6,344,514
	VERISK ANALYTICS INC	COMMON STOCKS	**	2,103,302
	WAYFAIR INC	COMMON STOCKS	**	1,145,534
	WEST PHARMACEUTICAL SVCS	COMMON STOCKS	**	4,435,785
	ZSCALER INC	COMMON STOCKS	**	3,312,789
	ZYNGA INC	COMMON STOCKS	**	5,947,752

	Artisan Midcap Investor Fund Total			201,435,378

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	METWEST TOTAL RETURN FUND
	BBH STIF FUND	MONEY MARKET FUND	**	15,790,806
	ABBVIE INC	CORPORATE DEBT - 3.80%, 2025	**	223,078
	ABBVIE INC	CORPORATE DEBT - 4.05%, 2039	**	150,812
	ABBVIE INC	CORPORATE DEBT - 4.40%, 2042	**	250,786
	ABBVIE INC	CORPORATE DEBT - 4.55%, 2035	**	221,165
	ACE SEC CORP HOME EQ LN TR 1ML+64 05	ASSET BACKED SECURITIES - Variable, 2034	**	769,298
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 3.95%, 2022	**	570,677
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 3.88%, 2028	**	102,622
	AHM 2004-4 4A 6ML+200	MTGE BACKED SECURITIES - Variable, 2045	**	174,586
	AIMCO CLO 11 LTD 3ML+138	ASSET BACKED SECURITIES - Variable, 2031	**	274,974
	AIR LEASE CORP	CORPORATE DEBT - 3.25%, 2025	**	289,017
	AJAX MORTGAGE LOAN TR 201	ASSET BACKED SECURITIES - 2.96%, 2065	**	980,528
	ALCON FINANCE CORP	CORPORATE DEBT - 2.75%, 2026	**	328,260
	ALIMENTATION COUCHE-TARD	CORPORATE DEBT - 3.55%, 2027	**	534,640
	AMERICAN AIRLS 2013-1A	ASSET BACKED SECURITIES - 4.00%, 2027	**	184,587
	AMGEN INC	CORPORATE DEBT - 4.40%, 2045	**	228,369
	AMMC CLO 19 LTD / AMMC CL	ASSET BACKED SECURITIES - Variable, 2028	**	548,264
	ANHEUSER-BUSCH COS LLC	CORPORATE DEBT - 4.70%, 2036	**	173,772
	ANHEUSER-BUSCH COS LLC	CORPORATE DEBT - 4.90%, 2046	**	559,621
	AT&T INC	CORPORATE DEBT - 3.30%, 2052	**	84,118
	AT&T INC	CORPORATE DEBT - 3.50%, 2053	**	99,619
	AT&T INC	CORPORATE DEBT - 3.80%, 2057	**	391,553
	AT&T INC	CORPORATE DEBT - 4.30%, 2030	**	298,630
	AT&T INC	CORPORATE DEBT - 4.30%, 2042	**	279,951
	AT&T INC	CORPORATE DEBT - 4.75%, 2046	**	303,402
	AT&T INC	CORPORATE DEBT - 4.85%, 2039	**	149,273
	AT&T INC	CORPORATE DEBT - 5.25%, 2037	**	552,508
	AVOLON HLDGS FDG LTD	CORPORATE DEBT - 2.88%, 2025	**	316,039
	AVOLON HLDGS FDG LTD	CORPORATE DEBT - 5.13%, 2023	**	42,788
	BACARDI LTD	CORPORATE DEBT - 4.70%, 2028	**	260,423
	BAMLL COMMERCIAL MORTGAGE	MTGE BACKED SECURITIES - Variable, 2038	**	376,649
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 4.08%, 2051	**	321,508
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.59%, 2031	**	64,295
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 1.32%, 2026	**	163,379

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BAT CAPITAL CORP	CORPORATE DEBT - 2.73%, 2031	**	155,271
	BAT CAPITAL CORP	CORPORATE DEBT - 4.39%, 2037	**	279,542
	BAT CAPITAL CORP	CORPORATE DEBT - 4.54%, 2047	**	548,828
	BAYER US FIN II LLC	CORPORATE DEBT - 4.25%, 2025	**	119,998
	BAYER US FIN II LLC	CORPORATE DEBT - 4.38%, 2028	**	552,577
	BAYER US FIN II LLC	CORPORATE DEBT - 4.63%, 2038	**	382,395
	BAYER US FIN II LLC	CORPORATE DEBT - 4.88%, 2048	**	250,743
	BCAP LLC TR 2008-IND2 1ML	MTGE BACKED SECURITIES - Variable, 2038	**	59,843
	BEAR STEARNS ARM TR CSTR	MTGE BACKED SECURITIES - Variable, 2033	**	352,192
	BON SECOURS MERCY HEALTH	CORPORATE DEBT - 2.10%, 2031	**	236,890
	BOSTON PPTYS LTD PARTNERS	CORPORATE DEBT - 3.25%, 2031	**	115,699
	BX TR 2019-OC11	MTGE BACKED SECURITIES - 3.20%, 2041	**	142,355
	CALI MTG TR 2019-101C	MTGE BACKED SECURITIES - 3.96%, 2039	**	268,212
	CANADIAN NATL RESOURCES L	CORPORATE DEBT - 3.85%, 2027	**	83,001
	CHARTER COMM OPER LLC/CAP	CORPORATE DEBT - 4.91%, 2025	**	232,370
	CHARTER COMM OPER LLC/CAP	CORPORATE DEBT - 3.75%, 2028	**	184,928
	CHARTER COMM OPER LLC/CAP	CORPORATE DEBT - 5.75%, 2048	**	130,650
	CHARTER COMM OPER LLC/CAP	CORPORATE DEBT - 4.80%, 2050	**	286,364
	CIGNA CORP	CORPORATE DEBT - 4.13%, 2025	**	575,826
	CITIGROUP INC	CORPORATE DEBT - 2.57%, 2031	**	276,969
	CITIGROUP INC	CORPORATE DEBT - 4.41%, 2031	**	212,059
	CITIGROUP MORTGAGE LOAN T	MTGE BACKED SECURITIES - Variable, 2035	**	39,086
	COLLEGIATE FDG SVCS ED LN	ASSET BACKED SECURITIES - Variable, 2035	**	1,062,316
	COMMONSPIRIT HEALTH	CORPORATE DEBT - 2.78%, 2030	**	121,679
	CONTL AIR INC	CORPORATE DEBT - 5.98%, 2023	**	73,488
	CPT MORTGAGE TR 2019	MTGE BACKED SECURITIES - 2.87%, 2039	**	268,965
	CSMC 2018-RPL9 TR	MTGE BACKED SECURITIES - 3.85%, 2057	**	738,091
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	2,258,106
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(2,277,716)
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	1,644,737
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(1,647,869)
	CVS HEALTH CORP	CORPORATE DEBT - 5.05%, 2048	**	703,651
	CVS HEALTH CORP	CORPORATE DEBT - 5.13%, 2045	**	221,819
	CYRUSONE LP/CYRUSONE FIN	CORPORATE DEBT - 2.90%, 2024	**	576,509

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DC OFFC TR 2019	MTGE BACKED SECURITIES - 2.97%, 2045	**	291,620
	DISNEY (WALT) CO	CORPORATE DEBT - 2.65%, 2031	**	246,525
	DISNEY (WALT) CO	CORPORATE DEBT - 3.60%, 2051	**	363,451
	DUKE ENERGY CAROLINAS LLC	CORPORATE DEBT - 3.75%, 2045	**	603,144
	DUKE ENERGY PROGRESS LLC	CORPORATE DEBT - 4.20%, 2045	**	316,927
	DUQUESNE LT HLD	CORPORATE DEBT - 5.90%, 2021	**	834,196
	ENERGY TRANSFER PARTNERS	CORPORATE DEBT - 5.15%, 2045	**	689,370
	EQT CORP	CORPORATE DEBT - 3.90%, 2027	**	193,723
	EXXON MOBIL CORP	CORPORATE DEBT - 2.61%, 2030	**	38,208
	EXXON MOBIL CORP	CORPORATE DEBT - 4.23%, 2040	**	18,645
	EXXON MOBIL CORP	CORPORATE DEBT - 4.33%, 2050	**	479,990
	FARMERS EXCHANGE CAP III	CORPORATE DEBT - 5.45%, 2054	**	884,571
	FEDERAL HOME LN MTG MLT C	MTGE BACKED SECURITIES - Variable, 2053	**	724,422
	FEDERAL NAT MTG ASN GTD REM PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	275,468
	FEDERAL NAT MTG ASN GTD REM PA	ASSET BACKED SECURITIES - Variable, 2050	**	524,868
	FEDERAL NAT MTG ASN GTD REM PA	MTGE BACKED SECURITIES - 1.80%, 2030	**	90,392
	FEDERAL NATL MTG AS GTD RE PTT PA	MTGE BACKED SECURITIES - 3.50%, 2047	**	538,736
	FEDERAL NATL MTG AS GTD RE PTT CT	MTGE BACKED SECURITIES - 3.00%, 2048	**	447,579
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.50%, 2047	**	116,331
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.00%, 2049	**	449,099
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	191,155
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	99,289
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	184,840
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2033	**	42,470
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2034	**	460,463
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	440,413
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	134,871
	FHLG 20YR	MTGE BACKED SECURITIES - 3.00%, 2038	**	267,980
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	40,563

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	771,985
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	427,263
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	298,194
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	582,396
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	207,799
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	482,163
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,463,001
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	60,167
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	658,263
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,373,353
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	1,170,128
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	1,279,633
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	74,781
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	578,917
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	888,045
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	198,781
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	69,050
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	304,470
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,245,846
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	318,550
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	152,989
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	230,986
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	548,720
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	1,408,532
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	111,708
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	105,686

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	887,247
	FNMA 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	151,777
	FNMA 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	247,577
	FNMA 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	36,022
	FNMA 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	174,478
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	1,290,362
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	980,267
	FNMA 30YR	MTGE BACKED SECURITIES - 2.46%, 2040	**	429,416
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	228,036
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	638,282
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	796,782
	FNMA 30YR	MTGE BACKED SECURITIES - 3.39%, 2029	**	358,201
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	31,155
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	524,998
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	197,584
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2044	**	530,770
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	187,486
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	175,093
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	599,200
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2043	**	228,935
	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2047	**	2,190,833
	FORD MTR CR CO LLC FRN 3M	CORPORATE DEBT - Variable, 2022	**	58,977
	FORD MTR CR CO LLC FRN 3M	CORPORATE DEBT - Variable, 2021	**	189,186
	FORD MTR CR CO LLC FRN 3M	CORPORATE DEBT - Variable, 2021	**	355,700
	FORD MTR CR LLC	CORPORATE DEBT - 5.75%, 2021	**	1,248,113
	FREDDIE MAC REMICS 2018	MTGE BACKED SECURITIES - 4.00%, 2047	**	244,415
	FUTURES CASH COLLATERAL	CASH COLLATERAL	**	425,000

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GE CAP INTL FDG CO 144A	CORPORATE DEBT - 4.42%, 2035	**	1,520,364
	GE CAP MTN	CORPORATE DEBT - 6.75%, 2032	**	280,248
	GEN ELECTRIC CO	CORPORATE DEBT - 4.40%, 2030	**	265,101
	GEN MOTORS FIN	CORPORATE DEBT - 4.38%, 2021	**	277,289
	GEN MTRS FINL CO INC	CORPORATE DEBT - 3.15%, 2022	**	191,530
	GEN MTRS FINL CO INC	CORPORATE DEBT - 3.20%, 2021	**	566,021
	GEN MTRS FINL CO INC	CORPORATE DEBT - 3.45%, 2022	**	51,415
	GEN MTRS FINL CO INC	CORPORATE DEBT - 4.20%, 2021	**	494,737
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 5.38%, 2026	**	372,993
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 5.30%, 2029	**	413,085
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 3.35%, 2024	**	36,742
	GNII 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	646,936
	GNII 30YR	MTGE BACKED SECURITIES - 3.50%, 2049	**	63,158
	GNII II	MTGE BACKED SECURITIES - 2.00%, 2051	**	4,262,775
	GNII II	MTGE BACKED SECURITIES - 2.50%, 2051	**	2,726,145
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	707,648
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	115,866
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2046	**	622,410
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	593,162
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	321,120
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	352,387
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	536,530
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	88,559
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	336,539
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	147,000
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	111,551
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	522,854
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	440,952
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	240,350

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	266,192
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	87,429
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	649,387
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	358,448
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2047	**	111,859
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2046	**	367,283
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2044	**	272,672
	GOLDENTREE LOAN OPPORTUNITIES IX LTD 3ML	ASSET BACKED SECURITIES - Variable, 2029	**	549,528
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 3.27%, 2025	**	350,625
	GOVERNMENT NAT MTG AS REMIC PT	MTGE BACKED SECURITIES - 2.63%, 2039	**	832,612
	GOVERNMENT NATL MTG ASN MLFY R	MTGE BACKED SECURITIES - 3.50%, 2048	**	300,942
	GS MTG BACKED SECS TR 2018-RPL1 A1A	MTGE BACKED SECURITIES - 3.75%, 2057	**	759,125
	GSAA 05-6 M1 1ML+43	ASSET BACKED SECURITIES - Variable, 2035	**	881,827
	GT ORLANDO ARPT	MUNICIPAL BONDS - 4.00%, 2044	**	114,841
	HCA INC	CORPORATE DEBT - 4.75%, 2023	**	109,051
	HCA INC	CORPORATE DEBT - 5.00%, 2024	**	399,308
	HCA INC	CORPORATE DEBT - 5.13%, 2039	**	293,946
	HCA INC	CORPORATE DEBT - 5.25%, 2039	**	461,542
	HCP INC	CORPORATE DEBT - 4.20%, 2024	**	850,510
	HEALTHCARE REALTY TR INC	CORPORATE DEBT - 3.88%, 2025	**	249,221
	HSBC HLDGS PLC	CORPORATE DEBT - 1.59%, 2027	**	279,583
	HSBC HLDGS PLC	CORPORATE DEBT - 2.01%, 2028	**	342,799
	HUDSON YDS 2019-30HY MTG	MTGE BACKED SECURITIES - 3.23%, 2039	**	248,803
	HUDSON YDS 2019-55HY MTG	MTGE BACKED SECURITIES - Variable, 2041	**	295,074
	HVMLT 2005-9 2A1A 1ML+34	MTGE BACKED SECURITIES - Variable, 2035	**	519,250
	IHS MARKIT LTD	CORPORATE DEBT - 3.63%, 2024	**	338,142
	INDIANA MICHIGAN POWER CO	CORPORATE DEBT - 4.55%, 2046	**	391,710
	INTEL CORP	CORPORATE DEBT - 4.75%, 2050	**	257,734
	INTL FLAVS & FRAG INC	CORPORATE DEBT - 5.00%, 2048	**	423,349
	INTL TRANSMISSION CO	CORPORATE DEBT - 4.63%, 2043	**	750,468

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JAPAN GOVERNMENT	FOREIGN OBLIGATIONS - 0.00%, 2021	**	1,646,767
	JAPAN GOVERNMENT	FOREIGN OBLIGATIONS - 0.00%, 2021	**	2,276,377
	JP MORGAN CHASE COML MTG	MTGE BACKED SECURITIES - 3.40%, 2039	**	244,883
	JP MORGAN CM SECURITIES TRUST	MTGE BACKED SECURITIES - Variable, 2038	**	238,471
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.18%, 2028	**	397,888
	JPMORGAN CHASE & CO	CORPORATE DEBT - 4.02%, 2024	**	247,848
	KINDER MORGAN INC DEL	CORPORATE DEBT - 5.55%, 2045	**	192,497
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.37%, 2046	**	729,211
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.88%, 2049	**	681,395
	KROGER CO	CORPORATE DEBT - 5.40%, 2049	**	108,539
	LA CA AIRPT	MUNICIPAL BONDS - 4.00%, 2048	**	119,207
	LA CA USD	MUNICIPAL BONDS - 5.98%, 2027	**	675,791
	LCM XIII LP ARR 3ML+114	ASSET BACKED SECURITIES - Variable, 2027	**	649,186
	LCM XIX LTD PARTNERSHIP/LLC	ASSET BACKED SECURITIES - Variable, 2027	**	306,730
	LEVEL 3 FINANCING INC	CORPORATE DEBT - 3.88%, 2029	**	338,709
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 4.05%, 2023	**	229,484
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 3.90%, 2024	**	159,360
	MA ST	MUNICIPAL BONDS - 3.00%, 2049	**	409,856
	MET WEST:FLT RT INC;I	MUTUAL FUNDS	**	4,612,269
	MET WEST:HIGH YLD BD;I	MUTUAL FUNDS	**	2,251,990
	MHL 05-2 1A1 1ML+27	MTGE BACKED SECURITIES - Variable, 2035	**	169,624
	MKT 2020-525M MTG TR	MTGE BACKED SECURITIES - 2.69%, 2040	**	353,771
	MLCC 2004-A A1 1ML+23	MTGE BACKED SECURITIES - Variable, 2029	**	253,940
	MORGAN STANLEY CAPITAL I INC 1ML+29	ASSET BACKED SECURITIES - Variable, 2036	**	826,295
	MORGAN STANLEY RESECURITIZATION TR 2015	MTGE BACKED SECURITIES - Variable, 2046	**	65,882
	MORTGAGEIT TR 2005-5 A1 S	MTGE BACKED SECURITIES - Variable, 2035	**	524,593
	NATIONWIDE BUILDING SOC	CORPORATE DEBT - Variable, 2024	**	452,430
	NATIONWIDE MUTUAL INSURANCE	CORPORATE DEBT - Variable, 2024	**	399,699
	NATIXIS COML MTG SECS TR	MTGE BACKED SECURITIES - 2.97%, 2038	**	282,776
	NAVIENT STUDENT LN TR 2015-2	ASSET BACKED SECURITIES - Variable, 2040	**	1,021,885
	NEW YORK LIFE INSURANCE CO	CORPORATE DEBT - 3.75%, 2050	**	232,843
	NEW YORK ST DORM AUTH ST	MUNICIPAL BONDS - 5.29%, 2033	**	626,880

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NOBLE ENERGY INC	CORPORATE DEBT - 5.25%, 2043	**	107,502
	NSTR 2006-B AV4 1ML+28	ASSET BACKED SECURITIES - Variable, 2036	**	252,439
	NUTRITION & BIOSCIENCES	CORPORATE DEBT - 3.47%, 2050	**	184,328
	NY MTA TRANSP	MUNICIPAL BONDS - 5.18%, 2049	**	152,330
	NY NYC TRANS	MUNICIPAL BONDS - 5.51%, 2037	**	336,677
	NY ST DORM PIT	MUNICIPAL BONDS - 4.00%, 2044	**	290,430
	NY STATE UR D	MUNICIPAL BONDS - 4.00%, 2043	**	230,219
	NYC WTR	MUNICIPAL BONDS - 4.00%, 2050	**	118,797
	NYC WTR	MUNICIPAL BONDS - 5.00%, 2050	**	117,507
	NYU HOSPS CTR	CORPORATE DEBT - 4.78%, 2044	**	622,199
	OCTAGON INVT PARTNERS	ASSET BACKED SECURITIES - Variable, 2026	**	367,736
	ONE BRYANT PK TR 2019-OBP	MTGE BACKED SECURITIES - 2.52%, 2054	**	358,152
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 5.50%, 2024	**	349,003
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 4.50%, 2023	**	178,147
	PARK AVE INSTL ADVISERS C	ASSET BACKED SECURITIES - Variable, 2034	**	550,000
	PEMEX PROJ FDG MASTER TR	CORPORATE DEBT - 6.63%, 2035	**	108,350
	PETROLEOS MEXICANOS	CORPORATE DEBT - 5.95%, 2031	**	139,650
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.75%, 2047	**	553,125
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.95%, 2060	**	136,104
	PETROLEOS MEXICANOS	CORPORATE DEBT - 7.69%, 2050	**	30,248
	PHEAA STUDENT LOAN TR 2015-1	ASSET BACKED SECURITIES - Variable, 2041	**	492,588
	PLAINS ALL AMER PIPELINE	CORPORATE DEBT - 4.65%, 2025	**	391,215
	PORT NY NJ	MUNICIPAL BONDS - 4.46%, 2062	**	113,079
	POTOMAC ELECTRIC POWER CO	CORPORATE DEBT - 3.60%, 2024	**	542,477
	RAMP SER 2006 EFC2 TR 1ML+22	ASSET BACKED SECURITIES - Variable, 2036	**	1,238,177
	RAYMOND JAMES FIN INC	CORPORATE DEBT - 4.95%, 2046	**	314,707
	RBSCF 2013-GSP A CSTR	MTGE BACKED SECURITIES - Variable, 2032	**	105,618
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.70%, 2035	**	37,890
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.85%, 2045	**	255,396
	ROCKIES EXPRESS PIPELINE	CORPORATE DEBT - 4.80%, 2030	**	312,036
	ROCKIES EXPRESS PIPELINE	CORPORATE DEBT - 4.95%, 2029	**	255,000
	SABINE PASS LIQUEFACTION	CORPORATE DEBT - 5.75%, 2024	**	372,661
	SAN FRAN ARPT	MUNICIPAL BONDS - 5.00%, 2049	**	116,644
	SAN FRANCISCO W	MUNICIPAL BONDS - 2.83%, 2045	**	240,888
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2024	**	378,949

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable, 2024	**	55,635
	SANTANDER UK PLC	CORPORATE DEBT - 5.00%, 2023	**	82,789
	SEQUOIA MTG TR 1ML+64	MTGE BACKED SECURITIES - Variable, 2034	**	547,327
	SL GREEN OPER PARTNERSHIP	CORPORATE DEBT - 3.25%, 2022	**	258,131
	SLC STUDENT LN TR 2008-1	ASSET BACKED SECURITIES - Variable, 2032	**	1,060,876
	SLM STUDENT LN TR 2008 3M	ASSET BACKED SECURITIES - Variable, 2083	**	388,201
	SLM STUDENT LN TR 2008 5	ASSET BACKED SECURITIES - Variable, 2073	**	387,654
	SLM STUDENT LN TR 2008-2	ASSET BACKED SECURITIES - Variable, 2083	**	177,583
	SLM STUDENT LN TR 2008-4	ASSET BACKED SECURITIES - Variable, 2073	**	226,990
	SLM STUDENT LN TR 2008-8	ASSET BACKED SECURITIES - Variable, 2075	**	229,050
	SLM STUDENT LN TR 2012-1	ASSET BACKED SECURITIES - Variable, 2028	**	396,191
	SLM STUDENT LN TR 2012-7	ASSET BACKED SECURITIES - Variable, 2026	**	400,015
	SLM STUDENT LN TR 3ML+60	ASSET BACKED SECURITIES - Variable, 2041	**	1,307,978
	SLMA 2007-7 A4 3ML+33	ASSET BACKED SECURITIES - Variable, 2022	**	383,647
	SLMA 2008-6 A4 3ML+110 7/	ASSET BACKED SECURITIES - Variable, 2023	**	302,876
	SLMA 2008-9 A 3ML+150 4/2	ASSET BACKED SECURITIES - Variable, 2023	**	641,087
	SPECTRA ENERGY PARTNERS LP	CORPORATE DEBT - 3.50%, 2025	**	220,495
	SPRINT SPEC	CORPORATE DEBT - 3.36%, 2023	**	182,638
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 4.74%, 2029	**	774,409
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 5.15%, 2029	**	98,388
	STRUCTURED ASSET MTG INVS I	MTGE BACKED SECURITIES - Variable, 2034	**	219,342
	SUNOCO LOGISTICS PRTNR OP	CORPORATE DEBT - 5.40%, 2047	**	646,517
	TC PIPELINES MLP	CORPORATE DEBT - 4.38%, 2025	**	338,296
	TCW EMERGING MKT INCM LP	MUTUAL FUNDS	**	2,978,594
	TEACHERS INS&ANNUITY ASSN	CORPORATE DEBT - 3.30%, 2050	**	462,275
	TIME WARNER CABLE INC	CORPORATE DEBT - 5.50%, 2041	**	340,050
	T-MOBILE USA INC	CORPORATE DEBT - 2.55%, 2031	**	249,917
	T-MOBILE USA INC	CORPORATE DEBT - 3.88%, 2030	**	223,496
	TOWD PT MTG TR 2017-5 A1	MTGE BACKED SECURITIES - Variable, 2057	**	400,890
	TPMT 17-1 A1	MTGE BACKED SECURITIES - 2.75%, 2056	**	507,874

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TPMT 2016-3	MTGE BACKED SECURITIES - 2.25%, 2056	**	366,558
	UMBS 15YR 1	MTGE BACKED SECURITIES - 1.50%, 2036	**	1,157,980
	UMBS 15YR	MTGE BACKED SECURITIES - 2.00%, 2036	**	470,631
	UMBS 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	8,913,941
	UMBS 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	5,085,833
	UMBS 30YR	MTGE BACKED SECURITIES - 2.50%, 2051	**	2,715,316
	UMBS 30YR 2.5	MTGE BACKED SECURITIES - 2.50%, 2051	**	4,184,307
	UNITED STATES TREASURY BIILS	GOVERNMENT OBLIGATIONS - 0.00%, 2021	**	11,558,959
	UNIV CA MED CTR 3.256 5/1	MUNICIPAL BONDS - 3.26%, 2060	**	787,332
	US 5YR NOTE (CBT) FUT MAR	FUTURES	**	3,154,102
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2021	**	1,539,996
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2021	**	2,574,968
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2021	**	1,279,979
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2021	**	884,974
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.13%, 2022	**	11,501,348
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.13%, 2022	**	25,472,990
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.13%, 2022	**	6,490,254
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.38%, 2025	**	12,384,496
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.38%, 2025	**	13,752,517
	UST NOTES	GOVERNMENT OBLIGATIONS - 0.88%, 2030	**	5,288,262
	VENTAS RLTY LTD PARTNERSHIP	CORPORATE DEBT - 3.85%, 2027	**	335,636
	VODAFONE GROUP PLC	CORPORATE DEBT - 4.88%, 2026	**	1,087,758
	WALGREENS BOOTS ALLIANCE	CORPORATE DEBT - 3.45%, 2026	**	198,493
	WALGREENS BOOTS ALLIANCE	CORPORATE DEBT - 4.80%, 2044	**	165,861
	WAMU 05-AR2 2A1A 1ML+31	MTGE BACKED SECURITIES - Variable, 2045	**	354,443
	WAMU 2005-AR1 A1A 1ML+32	MTGE BACKED SECURITIES - Variable, 2045	**	318,877
	WAMU MTG PASS THROUGH CTF	MTGE BACKED SECURITIES - Variable, 2045	**	356,788
	WELLS FARGO & CO	CORPORATE DEBT - 2.39%, 2028	**	287,328

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WELLS FARGO & CO	CORPORATE DEBT - 3.07%, 2041	**	364,423
	WELLS FARGO & CO	CORPORATE DEBT - 5.01%, 2051	**	724,429
	WELLTOWER INC	CORPORATE DEBT - 3.75%, 2023	**	843,311
	WFCM 2012-LC5 A3	MTGE BACKED SECURITIES - 2.92%, 2023	**	399,850
	WILLIAMS PARTNERS L P NEW	CORPORATE DEBT - 5.10%, 2045	**	185,123

	Total Metwest Total Return Fund			274,868,523

		Total Investments		3,764,151,444

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	48,417,112

				$3,812,568,556
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 22, 2021

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee